

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 21, 2017

Christopher Bruno
President
RSE Markets, Inc.
41 West 25th Street, 8th Floor
New York, NY 10010

> **Re:** **RSE Collection, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted May 25, 2017**
> **CIK No. 1688804**

Dear Mr. Bruno:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are offering a "series" security which represents the indirect investment in an underlying asset, in this case a 1969 Ford Mustang Boss 302, and not an investment in the company as a whole. In light of this, please provide a detailed explanation of the financial information you intend to provide related to each individual series so that investors in the series can assess the performance of their investment. We may have additional comments upon review of your response. For guidance regarding series which are not separate legal entities, refer to Securities Act Sections Compliance and Disclosure Interpretation 104.01.

2. Please disclose whether you contemplate conducting concurrent or subsequent crowdfunding offerings for this series using the Rally Rd. funding portal in reliance on

the exemption in Securities Act section 4(a)(6). We note in this regard the first full risk factor on page 10.

3. Purchasers in this offering are entitled to rely on your disclosure and counsel's opinion regarding the legality of the offering. Please revise the last risk factor on page 19 and the representation in section 5(i) of the Subscription Agreement.

Offering Summary, page 2

4. Please disclose here and in Description of Interests Offered that the purchase of series units in this offering is an investment only in the specific series and not an investment in RSE Collections, LLC as a whole.

Risk Factors, page 7

5. Please add risk factors describing the attendant risks because an investment in a series is not an investment in you as whole and because investors in the series do not have rights or interests in the underlying asset.

Market Assessment, page 26

6. You state that "Hagerty has reviewed the Series Boss Mustang and has independently rated it to be a Condition 2+ asset." You also attribute to The Hagerty Group portions of the valuation discussion on pages 26-27 and the market data on page 47. Please file the consent of The Hagerty Group or explain to us why this consent is not required. Refer to Item 17(11) to Part III of Form 1-A.

Plan of Distribution and Subscription Procedure, page 32

7. Please clarify in the last paragraph on page 36 and in the offering summary that escrowed funds will be returned "promptly" to the extent the offering is terminated without closing or a prospective investor's subscription is not accepted. Refer to Exchange Act Rule 15c2-4(b).

Asset selection, page 41

8. Please briefly clarify what you mean by "securitization" of assets on the Rally Rd. platform.

<u>Material United States Tax Considerations</u>

<u>Taxation of each Series of Interests as a "C" Corporation, page 63</u>

9. Please disclose whether the election to be taxed as a "C" corporation could be changed at the sole discretion of the manager. Additionally, to the extent material, please revise the second to last risk factor on page 11 to describe the risks of uncertain tax treatment of series LLC interests if the parent company elects to be taxed as a partnership.

     You may contact Kristin Shifflett at (202) 551-3375 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Maximilian F. Niederste-Ostholt
       Chief Financial Officer